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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-049155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
YOUNG & PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
230 PARK AVENUE, - SUITE 1145
(No. and Street)

NEW YORK	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER YOUNG **(212) 682 5555**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **PETER YOUNG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **YOUNG & PARTNERS LLC.**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MEMBER

Title

Notary Public

MERSIMA HOTI
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG #01HO5137761
MY COMMISSION EXPIRES ON 12 05 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

YOUNG & PARTNERS IS EXEMPT FROM ITEMS (h), (i), (j) and (k) - see page 9 of Supplemental Information.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

YOUNG & PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

YOUNG & PARTNERS LLC

CONTENTS



KAUFMANN, GALLUCCI & GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Members
Young & Partners LLC

We have audited the accompanying statement of financial condition of Young & Partners, LLC, (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Young & Partners LLC., as December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

February 12, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

YOUNG & PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Assets

Cash and cash equivalents	$ 2,109,139
Accounts receivable	21,610
Prepaid expenses and deposit	28,732
Securities owned at fair value, not readily marketable	27,711
Fixed assets, net of accumulated depreciation of $191,525	15,792
Total Assets	$ 2,202,984

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 16,711
Taxes payable	12,500
Total Liabilities	29,211
Members' equity	2,173,773
Total Liabilities and Members' Equity	$ 2,202,984

The accompanying notes are an integral part of this financial statement.

YOUNG & PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Young & Partners LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware in 1995. The Company was formed for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company's accounting policies are in conformity with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

The financial statements are prepared on an accrual basis.

Property and equipment is capitalized at cost at the time of purchase and depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

YOUNG & PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2006

NOTE 3 - PROVISION FOR INCOME TAXES

The Company is an unincorporated entity and is classified and treated as a partnership for Federal and state income tax purposes. No provision for Federal or state income taxes has been made since the Company is not subject to income tax. However, a provision for local income tax has been made for the New York City unincorporated business tax.

Each member is individually responsible for reporting income or loss based on such members' respective share of the company's income and expense as reported for income tax purposes.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2006, the Company's net capital was approximately $2,079,000, which was approximately $2,074,000 in excess of its minimum requirement of $5,000.

NOTE 5 - COMMITMENT

The Company leases its office premises under an operating lease expiring on February 28, 2008. The future minimum rental payments required under this lease as of December 31, 2007 are summarized below:

Year Ending December 31	Amount
2007	$ 122,100
2008	$ 20,350

NOTE 6 - SIGNIFICANT AREAS OF BUSINESS

The Company earned a majority of its income in the chemical and technology industries.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company maintained its cash accounts at one commercial bank in amounts that exceed federally insured limits of $100,000.

END